
October 11, 2024

John Kim
Chief Executive Officer
Volcon, Inc.
3121 Eagle Nest St., Suite 120
Round Rock, Texas 78665

      Re: Volcon, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2024
           File No. 001-40867

Dear John Kim:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Cavas S. Pavri, Esq.